FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending May 18, 2006

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



                              GlaxoSmithKline plc


                    Document regarding special resolutions
                passed at the Company's Annual General Meeting
                               on 17 May 2006


Two copies of all the resolutions passed under special business at the Company's AGM on 17 May 2006 have been submitted to the UK Listing Authority and will shortly be available for inspection via the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7066 1000.


S M Bicknell
Company Secretary

18 May 2006



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date:May 18, 2006                                         By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc